UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35567

STREAM Exchange Traded Trust, NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

787 Seventh Avenue,

New York, New York 10019,

(212) 841-2000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

STREAM S&P Dynamic Roll Global Commodities Fund Common Units of Beneficial Interest

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of
17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, BNP Paribas Quantitative Strategies, LLC, the managing owner of STREAM Exchange Traded Trust (the “Issuer”) certifies on behalf of the Issuer that it has reasonable grounds to believe that the Issuer meets all of the requirements for filing the Form 25 and has caused this notification to be signed on behalf of the Issuer by the undersigned duly authorized person.

April 5, 2013	By	/s/ Bruno d’Illiers	Director
Date		Name	Title

April 5, 2013	By	/s/ M. Andrews Yeo	Chief Executive Officer
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 is applicable. See General Instructions.